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SEC FILE NUMBER
8-67704

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

FEB 18 2025

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CEDAR POINT CAPITAL LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7300 Metro Blvd #360

(No. and Street)

EDINA	MN	55439
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Todd Johnson	(952) 259-6249	tjohnson@cedarpointcapital.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Boulay PLLP

(Name – if individual, state last, first, and middle name)

11095 Viking Drive #500	Eden Prairie	MN	55344
(Address)	(City)	(State)	(Zip Code)

10/14/2003	542
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, David B. Johnson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cedar Point Capital, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CEO

TODD C. JOHNSON
Notary Public
State of Minnesota
My Commission Expires
January 31, 2027

Notary Public [signature]

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Cedar Point Capital, LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2024

Contents

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Cedar Point Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cedar Point Capital, LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boulay PLLP

We have served as Cedar Point Capital, LLC's auditor since 2012.

Minneapolis, Minnesota
February 13, 2025

Cedar Point Capital, LLC

Statement of Financial Condition

		12/31/24
Assets		
Cash	$	73,533
Prepaid expenses		14,993
Furniture & equipment (net of accumulated depreciation of $42,113)		667
Other assets		10,500
Total assets	$	99,693
Liabilities		
Accrued expenses	$	14,488
Other liabilities		1,370
Total liabilities	$	15,858
Member's equity		
Capital	$	425,500
Accumulated deficit		(341,665)
Total member's equity		83,835
Total liabilities & member's equity	$	99,693

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Statement of Operations

		Twelve months ended 12/31/24
Revenues		
Investment banking	$	887,311
Total revenues	$	887,311
Expenses		
Salaries and Benefits	$	472,879
Sales Commissions		364,811
Occupancy and Equipment Rental		43,912
Legal and Audit		34,725
Regulatory		20,389
Communication		8,527
Promotion		5,336
Dues and Subscriptions		2,655
Travel		738
Office Supplies		804
Depreciation		782
Other		173
Total expenses	$	955,731
Net loss	$	(68,420)

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2024

Balance at December 31, 2023	$	127,255
Member's capital contributions		25,000
2024 Net loss		(68,420)
Balance at December 31, 2024	$	83,835

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Statement of Cash Flows

	Twelve months ended 12/31/24
Operating activities	
Net income	$ (68,420)
Adjustments:	
Depreciation	782
Fair value of warrants received included in revenue	(141,126)
Fair value of warrants issued to employees and brokers included in sales commissions	141,126
Changes in assets & liabilities:	
Prepaid expenses	(1,535)
Accrued expenses	(4,672)
Other liabilities	(3,502)
Net cash used by operating activities	(77,347)
Financing activities	
Member's capital contributions	25,000
Net cash provided by financing activities	25,000
Net decrease in cash	(52,347)
Cash at beginning of period	125,880
Cash at end of period	$ 73,533

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Notes to Financial Statements

Year Ended December 31, 2024

1. Summary of Significant Accounting Policies

Description of Business

Cedar Point Capital, LLC (CPC or the "Company") advises corporations concerning capital needs and determining the most advantageous means for raising capital. CPC acts as an agent in private placements of debt and equity securities. CPC began operations on April 27, 2007 and is a Minnesota limited liability company.

Exemption from Rule 15c3-3

The Company, pursuant to SEC footnote 74 of the SEC Release No. 34-70073, is considered a Non-Covered firm for exemption purposes and (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Securities Exchange Act (SEA) Rule 15c2-4, (2) does not carry accounts of or for customers; or (3) carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exceptions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, and the results could be significant. The most sensitive estimates affecting the financial statements involved the calculation of the fair value of warrants received in conjunction with CPC's agency transactions, which were distributed as compensation to CPC's employees and independent brokers.

Revenue Recognition - Investment Banking

Investment banking revenues include fees arising from private placement securities offerings in which CPC acts as an agent. Investment banking revenues are recorded at the time the underwriting is completed and the income is reasonably determinable, which is when the shares are or debt is issued by the client. CPC receives warrants associated with certain private placement securities that are recorded at fair value. The estimated fair value of the warrants received that was included in revenue was $141,126 for the year ending December 31, 2024.

1. Summary of Significant Accounting Policies (continued)

Furniture and Equipment

Furniture and equipment are stated at cost. Furniture and equipment are depreciated using a straight-line method over estimated useful lives of three to seven years. Repairs and maintenance are expensed as incurred. When equipment is disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss on dispositions is included in operations. CPC reviews its furniture and equipment for impairment whenever events indicate the carrying amount of the asset may not be recoverable.

Cash

CPC maintains its cash with large financial institutions; the amounts held in these accounts may exceed federally insured levels.

Income Taxes

CPC is organized as a limited liability company under Minnesota state law. As a single member limited liability company, CPC's earnings pass through to the owners and are taxed at the owners' level. Accordingly, no income tax provision has been calculated or recorded in the accompanying financial statements.

Additionally, management evaluates CPC's tax positions, including its status as a tax-exempt, pass-through entity for federal and state tax purposes, and has determined that CPC has taken no uncertain tax positions that require adjustment to the financial statements.

CPC will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. CPC could be subject to Federal and state of Minnesota tax examinations by tax authorities for years 2021 through 2024.

Allocation of Profits and Losses

Profits and losses are allocated among members in proportion to their percentage interests.

1. Summary of Significant Accounting Policies (continued)

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07: *Improvements to Reportable Segment Disclosures.* This ASU, which amends Topic 820: *Segment Reporting,* improves disclosure requirements for reportable segments and enhances disclosures for companies with single reportable segments. The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of business and the accounting policies of the segment are the same as described throughout Note 1. The Company's Chief Operating Decision Maker ("CODM") is its Chief Compliance Officer. The CODM assesses the reportable segment's performance and allocates resources for the reportable segment based on the net income and total assets which are the same amounts in all material respects as those reported on the Statement of Operations and Statement of Financial Condition. The Company adopted the standard on January 1, 2024. The adoption did not have a material impact the Company's financial statements.

2. Net Capital Requirements

CPC, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under the computation provided by the Uniform Net Capital Rule, CPC is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2024, CPC had net capital, as computed under the rule, of $57,675 which was $52,675 in excess of required net capital.

3. Commitments and Contingencies

<u>Leases</u>
All lease expense is recorded in occupancy and equipment rental line item on the Statement of Operations. CPC leases office space in Edina, Minnesota that amounted to $43,912 on the 2024 Statement of Operations. CPC has a $10,500 security deposit associated with this lease that is reflected in other assets on the 2024 Statement of Financial Condition. This lease is with a related party as David Johnson, CEO of CPC, who is on the Board of Directors of the Lessor. The term of the lease expires December 31, 2027 and has monthly rent expense of approximately $4,000. Either party can cancel the lease with 90 days' notice.

Cedar Point Capital, LLC

Notes to Financial Statements

Year Ended December 31, 2024

4. Related Party Transactions

Todd Johnson, CPC's Chief Compliance Officer, is a member of the Board of Directors of LifeLens Technologies, Inc.

Company	Board Member	2024 Revenue	% of Total 2024 Revenue
LifeLens Technologies, Inc.	Todd Johnson	$ 561,880	63.3%

5. Subsequent Events

CPC has evaluated subsequent events through February xx, 2025, which is the date the financial statements were available to be issued. No subsequent events that required disclosure were noted.

Cedar Point Capital, LLC

Schedule I.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2024

Total member's equity		$	83,835
Deductions and/or charges:			
Nonallowable assets:			
Furniture and equipment	667		
Prepaid expenses	14,993		
Other assets	10,500		
			26,160
Net capital before haircuts on securities positions			57,675
Haircuts on securities positions			-
Net capital		$	57,675
Aggregate indebtedness - accrued expenses/other liabilities		$	15,858
Minimum net capital required – 6 2/3% of aggregated indebtedness		$	1,057
Minimum dollar net capital required		$	5,000
Net capital requirement		$	5,000
Excess net capital		$	52,675
Percentage of aggregate indebtedness to net capital			27%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in CPC's unaudited December 31, 2024 Part IIA FOCUS filing.

See accompanying Report of Independent Registered Public Accounting Firm

Cedar Point Capital, LLC

Schedule II.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2024

The Company has no possession or control obligations because the Company does not hold customer funds or securities.

The Company relies on Footnote 74 to SEC Release 34-70073 and did not claim an exemption under paragraph (K) of 17 C.F.R. § 240. 15c3-3.

See accompanying Report of Independent Registered Public Accounting Firm

Cedar Point Capital, LLC

Schedule III.

Reconciliation of Computation of Net Capital and the Computation for Determination of the Reserve Requirements of the Securities and Exchange Commission

December 31, 2024

The Company does not directly or indirectly receive, hold, or otherwise owe funds or control obligations under SEC rule 15c3-3(b) because it is a "Non-Covered" entity pursuant to Footnote 74 to SEC Release 34-70073 and therefore not subject to the Rule.

See accompanying Report of Independent Registered Public Accounting Firm

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cedar Point Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report claimed under Footnote 74 pursuant to SEC Rule 17a-5, in which (1) Cedar Point Capital, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 (exemption provision) because the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exceptions. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Boulay PLLP

Boulay PLLP

Minneapolis, Minnesota
February 13, 2025

Cedar Point Capital, LLC

Exemption Report Claimed Under Footnote 74

Cedar Point Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and is filing this exemption report on reliance of Footnote 74 of the SEC Release No. 34-70073 because the Company limits its business activities exclusively to receiving transaction based compensation for private placement of securities where the Company acts as an agent, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities to or for its customers (2) did not carry accounts of or for its customers; and (3) did not carry PAB accounts..

(2) The Company met the provisions throughout the most recent fiscal year ended December 31, 2024 without exception.

Cedar Point Capital, LLC

I, David Johnson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________
CHIEF EXECUTIVE OFFICER

Date: February 13,2025

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of
Cedar Point Capital, LLC
Edina, Minnesota

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Cedar Point Capital, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Boulay PLLP

Boulay PLLP

Minneapolis, Minnesota
February 13, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
CEDAR POINT CAPITAL LLC	8-67704

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 887,311.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3	Add lines 1 and 2h		$ 887,311.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 887,311.00
8	Multiply line 7 by .0015. This is your **General Assessment.**			$ 1,330.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 0.00	
11	a Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2024 SIPC-6 and 6A(s)	$ 0.00		
	d Add lines 11a through 11c		$ 0.00	
12	**LESSER** of line 10 or 11d.			$ 0.00
13	a Amount from line 8		$ 1,330.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 0.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 1,330.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$ 1,330.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-67704	DEA: FINRA	2024	Dec

MEMBER NAME CEDAR POINT CAPITAL LLC
MAILING ADDRESS 7300 METRO BLVD STE 360
EDINA, MN 55439
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

CEDAR POINT CAPITAL LLC	TODD CAMPBELL JOHNSON
(Name of SIPC Member)	(Authorized Signatory)
1/15/2025	tjohnson@cedarpointcapital.net
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

Thank you for your payments

I, as agent for the SIPC Member firm and for which I have signatory authority, authorize SIPC electronically to debit the account ending in 6006, in the amount of $1,330.00 on or the next business day after 01/15/2025. I understand that because this is an electronic transaction, these funds may be withdrawn from the account as soon as today. This authorization will remain in full force and effect until I notify SIPC by telephone at (202) 371-8300 AND by email at ACH@SIPC.org before 4:00 p.m. ET on today's date to withdraw authorization.

Reference

B2501580663548

Payment Date
01/15/2025

SEC Registration No.
8-67704

Member Name
CEDAR POINT CAPITAL LLC

Email Receipt to
tjohnson@cedarpointcapital.net

Payment Type
Direct Payment

Device Type
Web

Additional Comments

Routing Number
*****2966

Bank
CHOICE FINANCIAL GROUP

Name on Account
Cedar Point Capital, LLC

Payment Method
Business checking *6006

Status
Pending

Total Payment Amount
$1,330.00